FOIA Confidential Treatment

Has Been Requested by RTI International Metals, Inc.

Pursuant to 17 CFR 200.83

July 15, 2013

BY FACSIMILE AND EDGAR SUBMISSION- REDACTED

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

Attn: Mr. John Cash

Re:	RTI International Metals, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed February 22, 2013

Form 10-Q for the Fiscal Quarter Ended March 31, 2013

Filed May 7, 2013

File No. 001-14437

Dear Mr. Cash:

Enclosed please find our responses to the comments set forth in the letter dated July 2, 2013 from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), with respect to the above-referenced documents. References to the “Company”, “we”, or “our” in this letter refer to RTI International Metals, Inc. and its consolidated subsidiaries. This response letter has been filed on EDGAR in redacted form, and an unredacted copy has been sent by facsimile. Please note that the Company is providing a portion of its response to Questions 3 and 5 pursuant to Rule 83 of the Commission’s Rules of Practice, and requests confidential treatment for the redacted portions of the response. The word “[Redacted]” has been inserted in place of the portions so omitted. The Company has also requested confidential treatment for the information attached to this letter as Supplements A and B. Such Supplements A and B have been omitted and filed separately with the Commission, along with a full un-redacted copy of this response letter.

Please promptly inform William T. Hull, by phone ((412) 893-0083) or facsimile ((412) 893-0027) of any request for disclosure of all or a portion of such material made pursuant to the Freedom of Information Act or otherwise, so that the Company may substantiate the foregoing request for confidential treatment in accordance with Rule 83. A copy of this request is also being delivered to the Freedom of Information Act Officer of the Commission.

As requested by the Staff, the Company hereby acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

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•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

All responses set forth below are keyed to the sequential numbering of the comments and to the headings used in the Staff’s letter. The Staff’s comments are in bold and our responses and supplemental information are in regular type.

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 8. Financial Statements and Supplementary Data, page 37

Note 2 – Summary of Significant Accounting Policies, page 45

Revenue and Cost Recognition, page 54

1.	In regard to your long-term contracts, please tell us and revise future filings to disclose:

•	your reason for selecting the completed-contract method;

•	the range of contract durations;

•	the specific criteria you use to determine when a contract is substantially complete;

•	the amount of progress payments netted against inventory, if any, at each balance sheet date;

•	the effect of revisions of contract estimates, if material;

•	the amounts of and your deferral policy for pre-contract costs, if material; and

•	the amount of claims recognized in revenue during each period presented or included in contracts costs at each balance sheet date, if any.

Company Response:

We have reviewed the transactions to which our disclosure in Note 2 regarding the use of the completed-contract method refers, and have determined that the statement with regard to the use of this method was imprecise. Accordingly, the topics within the bullet points specifically pertaining to the completed contract method above are not applicable.

The contracts governing these revenue transactions are short- to medium-term in nature (contract life cycle is typically three to six months) and consist of multiple purchase orders for various products to meet specific buyer requirements. Products underlying these contracts are produced within our standard manufacturing operations, which include machining and welding of titanium, steel, and other metals. Raw materials for these products are sourced either internally, in the case of titanium, or from third-party suppliers. These products are made for multiple customers with minor variations to meet specific customer requirements and are sold in the ordinary course of business through our regular sales channels. Costs

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associated with the products are specific to each purchase order and, consistent with generally accepted accounting principles, are capitalized into inventory until the products are sold. We believe the transactions meet the scope exception of ASC 605-35-15-6 (a), and therefore, Construction-Type and Production-Type Contract Revenue Recognition is not applicable to these transactions. Consequently, consistent with the terms of the contracts and the requirements of Staff Accounting Bulletin No. 104, Topic 13.A (“SAB 104”), we recognize revenue when title and risk of loss pass to the customer for each individual purchase order under the contract, assuming that all other requirements of SAB 104 have been met.

Our prior disclosure regarding the completed-contract method pertained individually to one of our 100%-owned subsidiaries. Prior to 2010, this subsidiary’s contracts had been more project-based, as deliverables consisted of engineered assemblies that met the requirements of ASC 605-35-15-2(a). However, the subsidiary has strategically shifted from its project-based focus to more routine production of more standardized products, which include riser pipe and stress joints utilized in the offshore extraction of oil and natural gas. As such, in all years currently presented, substantially all of the subsidiary’s sales were attributable to these more standardized products, thus meeting the scope exception of ASC 605-35-15-6(a). The amounts referenced in the disclosure as “costs deferred” and “sales” under the completed-contract accounting method represented the total work-in-process inventory and revenues, respectively, for this subsidiary.

We have reviewed our accounting for the abovementioned transactions and note that no revisions to our Consolidated Financial Statements are necessary as revenues, costs, and inventories have all been stated correctly, as the transactions in question have been accounted for using a typical SAB 104 model. Beginning with our Quarterly Report on Form 10-Q for the period ended June 30, 2013, we will clarify our revenue recognition policies to remove the reference to the completed-contract method of accounting with disclosure substantially similar to the following:

Revenue and cost recognition:

The Company recognizes revenue when all of the following conditions have been met:

•	the acceptance of a definitive agreement or purchase order;

•	delivery in accordance with the delivery terms in the agreement or purchase order has occurred;

•	the price to the buyer is fixed and determinable and collection is reasonably assured; and,

•	title, risk of loss, and ownership have transferred to the buyer (which generally coincides with shipment from the Company’s facilities).

Note 4 – Earnings Per Share, page 59

2.	Please revise future filings to also disclose the number of shares related to your convertible notes with an optional net-share settlement provision that were excluded from EPS because to include them would be less dilutive.

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Company Response:

We will include this disclosure in all future interim and annual filings. As an example, the following disclosure was filed in our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2013:

At March 31, 2013, the Company had $230 million aggregate principal amount of 3.0% Convertible Senior Notes due 2015 (the “2015 Notes”) outstanding. For both the three months ended March 31, 2013 and 2012, 6.4 million potential shares of Common Stock related to the 2015 Notes have been excluded from the calculation of diluted earnings per share because their effects were antidilutive, as calculated under the “If Converted” method.

Note 5 – Income Taxes, page 60

3.	We note your disclosures regarding the deferred tax asset related to Canadian tax loss carry-forwards. Please tell us, and revise future filings to disclose and discuss:

•	the amount of losses your Canadian subsidiary generated during each period presented;

•	the amount of income your Canadian subsidiary will be required to generate to fully realize this deferred tax asset;

•	more detailed information regarding the specific time periods in which the Canadian tax loss carry-forwards expire;

•

more detailed information regarding the significant supply contract with a major aerospace manufacturer that will be substantially sourced from your Canadian subsidiary, including the favorable contract terms that mitigate the risk of raw material price fluctuations; and

•	a more detailed analysis regarding how you determined that realization of this deferred tax asset is more likely than not.

Company Response:

•	the amount of losses your Canadian subsidiary generated during each period presented;

For the years ended December 31, 2012, 2011, and 2010, our Canadian subsidiary generated taxable losses of $20.0 million, $26.4 million, and $26.1 million, respectively.

•	the amount of income your Canadian subsidiary will be required to generate to fully realize this deferred tax asset;

At December 31, 2012, our Canadian subsidiary had a net deferred tax asset of $33.3 million. To fully realize this deferred tax asset, our Canadian subsidiary will be required to generate approximately $123.8 million of taxable income from sources other than reversing temporary differences.

•	more detailed information regarding the specific time periods in which the Canadian tax loss carry-forwards expire;

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Approximately $0.5 million of the Canadian tax loss carry-forwards expire in 2015. The remaining Canadian tax loss carry-forwards expire between 2026 and 2032. The table below is being provided supplementally and summarizes the expiration periods by year.

Year	Taxable Loss	Expiration Date
2005	$498,807	2015
2006	$5,972,167	2026
2007	$20,813,548	2027
2008	$26,648,371	2028
2009	$32,687,318	2029
2010	$26,069,775	2030
2011	$26,386,282	2031
2012	$19,961,371	2032

Total	$159,037,639

•

more detailed information regarding the significant supply contract with a major aerospace manufacturer that will be substantially sourced from your Canadian subsidiary, including the favorable contract terms that mitigate the risk of raw material price fluctuations; and

In 2007, we signed a long-term agreement with The Boeing Company (“Boeing”) to be the sole supplier, through our Canadian subsidiary, of the PAX Floor Pi-Box Seat Track (the “Pi Box”) for installation on its 787 model aircraft (“787”). The contract, through various amendments, extends through 2021.

The contract provides for several means of reducing our raw material pricing risk. [Redacted] In combination, these provisions provide us the necessary flexibility to mitigate the risk of raw material price fluctuations throughout the life of the contract.

•	a more detailed analysis regarding how you determined realization of this deferred tax asset is more likely than not.

We review the following positive and negative evidence when reviewing the realizability of our Canadian deferred tax assets:

•	Positive Evidence

The Company has requested confidential treatment for the redacted portion of this Response under Rule 83, and will deliver a complete unredacted copy of this Response to its examiner at the Division of Corporation Finance.

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•

Boeing Contract – We have a contract to be the sole supplier, through our Canadian subsidiary, of the Pi Box seat tracks through 2021. As of December 31, 2012, Boeing had orders for over 800 787’s. In November 2012, Boeing had increased its production rate to approximately five 787’s per month, a doubling of the production rate since 2011. In 2013, Boeing has issued a firm production schedule to double the production rate to ten aircraft per month which represents over six years of full production.

•	Customer Deliveries – Boeing began delivering the 787 to customers in mid-2012.

•

Favorable Contract Terms—The contract provides for several means of reducing our raw material pricing risk. [Redacted] In combination, these provisions provide us the necessary flexibility to mitigate the risk of raw material price fluctuations throughout the life of the contract.

•

Forecasting Accuracy – We continued to improve our forecasting accuracy with regard to results at our Canadian subsidiary. For the year ended December 31, 2012, our Canadian subsidiary’s actual results were within 3% of its forecasted results.

•	Negative Evidence

•	Cumulative Losses – Our Canadian subsidiary generated cumulative losses of $159.0 million through December 31, 2012.

•	[Redacted]

We believed the positive evidence supporting the realization of the deferred tax assets outweighs the corresponding negative evidence. As such, we believed it was appropriate to perform a forecast of cumulative taxable income throughout the duration of the net operating loss carry-forwards in order to determine if the realization of the Canadian deferred tax assets was more likely than not. [Redacted] As such, we determined a valuation allowance against our Canadian deferred tax assets was not necessary.

Beginning with our Annual Report on Form 10-K for the period ended December 31, 2013, which is the next reporting period for which we are required to provide our deferred tax asset disclosure, we will expand our Income Tax footnote with disclosure substantially similar to the following:

Since 2004, the Company’s Canadian subsidiary has generated tax loss carry-forwards totaling $159.0 million, resulting in a Canadian net deferred tax asset of $33.3 million. Approximately $0.5 million of these tax loss carry-forwards will expire in 2015 and the remaining tax loss carry-forwards expire between 2026 and 2032. Over that period, the Company’s Canadian subsidiary will need to generate income of $123.8 million from sources other than reversing temporary differences to fully realize the benefit of the Canadian net deferred tax asset.

The Company has requested confidential treatment for the redacted portion of this Response under Rule 83, and will deliver a complete unredacted copy of this Response to its examiner at the Division of Corporation Finance.

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Although recent losses generally indicate a risk that deferred tax assets may not be recoverable, management believes firm sales contracts, including a significant supply contract with a major aerospace manufacturer that will be substantially sourced from its Canadian subsidiary, and other anticipated business will generate sufficient taxable income to permit utilization of the Canadian tax loss carry-forwards. Following several years of production delays, the Company has a firm production schedule under the above referenced supply contract and the ramp up to full production has begun. The magnitude of these firm contracts, certain favorable contract terms that mitigate the risk of raw material price fluctuations, and the length of time over which the Canadian tax loss carry-forwards are available to offset future income has led management to conclude that it is more likely than not that sufficient taxable income will exist in future periods to realize the Canadian net deferred tax asset of $33.3 million. Management reviews assumptions underlying this assessment at least annually and will make adjustments in future periods to the extent necessary.

Note 15 – Guarantor Subsidiaries, page 80

4.	Please fully explain to us the facts and circumstances that result in the parent company generating positive cash flows from operating activities during each period presented. This comment is also applicable to Note 16 in your Form 10-Q for the fiscal quarter ended March 31, 2013.

Company Response:

The parent company (the “Parent”) provides services to each of its 100%-owned subsidiaries (the “Subsidiaries”), and is reimbursed for these services by the Subsidiaries. The Parent treats the reimbursements received as cash flows from operating activities. The individual reimbursement amounts are assessed based on total Parent expenses as determined through the annual budgeting process, and include non-cash expenses such as stock-based compensation and certain income taxes, as well as principal accretion of convertible debt and amortization of debt issuance costs, both of which are accounted for under the interest method. The excess of reimbursements received over expenses paid in cash during the period drives the Parent’s positive cash flow from operations.

Form 10-Q for the Fiscal Quarter Ended March 31, 2013

Item 1. Financial Statements, page 1

Note 2 – Organization, page 5

5.	We note your reference to the reorganization that occurred and the revision of your reportable segments during the current interim period. Please provide us additional information regarding the specific changes to your organizational structural that occurred as a result of the reorganization. Please fully explain to us your

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organizational structure before and after the reorganization. Please also provide us copies of the internal reports you now provide to your CODM.

Company Response:

Prior to the change in our reportable segments, the Company’s Chief Operating Decision Maker (“CODM”), the Company’s CEO, managed the Company in three operating/reportable segments: the Titanium Group, the Fabrication Group, and the Distribution Group.

The Titanium Group was composed of four entities with capabilities to melt, process, and produce titanium mill products. The managers of each of these entities reported to the Senior Director – Titanium Operations, who reported to the Executive Vice President – Operations, a direct report of the CODM.

The Fabrication Group was composed of seven entities with capabilities to form, extrude, fabricate, machine, micro machine, and assemble titanium, aluminum, and other specialty metal parts and components for use in a variety of industries, including commercial aerospace, defense, medical device, oil and gas, power generation, and chemical process industries. The Fabrication Group accessed the Titanium Group as its primary source of titanium mill products. The managers of each of these entities reported to the Executive Vice President – Operations, either directly or indirectly through intermediary managers.

The Distribution Group was composed of six entities that stocked, distributed, finished, cut-to-size, and facilitated just-in-time delivery services of titanium, steel, and other specialty metal products, primarily nickel-based specialty alloys. The Distribution Group accessed the Titanium Group as its primary source of titanium mill products. The managers of each of these entities reported to the Vice President – Distribution (a position which was eliminated as part of the reorganization), who reported to the Executive Vice President – Operations.

In the three segment structure, the financial package presented to the CODM (the “CODM Package”) consisted of financial statements of the consolidated entity and consolidating financial statements showing each of the three segments and RTI Corporate, as well as eliminations amongst the segments. The Company’s CODM package for the year ended December 31, 2012 is provided in the attached Supplement A*.

On February 6, 2013, the Company reorganized its operations into two reportable segments: the Titanium Segment and the Engineered Products & Services (“EP&S”)

*	Rule 83 Confidential Treatment Request has been requested with respect to the CODM package provided on Supplement A. A complete unredacted copy of Supplement A has been delivered by the Company to its examiner at the Division of Corporation Finance.

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Segment. The restructuring reflects the ongoing strategic integration of our operations, allows us better communicate our portfolio of capabilities to our customers, and positions management to maximize our innovation and engineering expertise, our manufacturing capacity, and our production capabilities. In April 2013, the Company continued the strategic realignment of its business by divesting its non-core RTI Pierce Spafford subsidiary, a non-titanium service center which was formerly part of the Distribution Group.

The new Titanium Segment is composed of nine entities, whose results were previously reported in either the former Titanium or Distribution Groups, including the divested RTI Pierce Spafford. The managers of each of these entities report to the Vice President – Titanium Segment, either directly or indirectly through intermediary group managers. The Vice President – Titanium Segment, the former Senior Director – Titanium Operations, reports to the Executive Vice President – Operations. The new Titanium Segment reflects our titanium production and customer-servicing capabilities, as well as our focus on the research and development of evolving technologies relating to raw materials, melting, and other production processes, and the application of titanium to new markets.

The new EP&S Segment is composed of eight entities, whose results were previously reported in either the Fabrication or Distribution Groups. The managers of each of these entities report to the Executive Vice President—Operations, either directly or indirectly through intermediary group managers. The EP&S Segment reflects our strategic focus on downstream engineering capabilities, and includes our recently acquired Remmele Engineering and RTI Advanced Forming entities.

In the two-segment structure, the CODM package includes financial statements of the consolidated entity and consolidating financial statements showing the Titanium and EP&S Segments and RTI Corporate, as well as eliminations between the segments. The results of the former Distribution Group are no longer presented to the CODM. The Company’s current CODM package for the three-months ended March 31, 2013 is provided in the attached Supplement B*.

*	Rule 83 Confidential Treatment Request has been requested with respect to the CODM package provided on Supplement B. A complete unredacted copy of Supplement B has been delivered by the Company to its examiner at the Division of Corporation Finance.

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If you have any questions with regard to these responses, need further information or would like to discuss any of the information covered in this letter, please contact me by phone at (412) 893-0083.

Sincerely,

/s/ William T. Hull
Senior Vice President and Chief Financial Officer

cc:	Dale Welcome

Dawne S. Hickton

Chad Whalen, Esq.

Jennifer R. Minter, Esq.

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Supplement A

Executive Book

Consolidated Financial Statements

December 2012

[Redacted]

*	Rule 83 Confidential Treatment Request has been requested with respect to the CODM package provided on Supplement A. A complete unredacted copy of Supplement A has been delivered by the Company to its examiner at the Division of Corporation Finance.

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Supplement B

Executive Book

Consolidated Financial Statements

March 2013

[Redacted]

*	Rule 83 Confidential Treatment Request has been requested with respect to the CODM package provided on Supplement B. A complete unredacted copy of Supplement B has been delivered by the Company to its examiner at the Division of Corporation Finance.

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